                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           CASELLA WASTE SYSTEMS, INC.
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                                (Name of Issuer)


                 Class A Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)


                                    14744810
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                                 (CUSIP Number)


          Edward Lafferty                    With a copy to:
          Berkshire Partners LLC             David C. Chapin, Esq.
          One Boston Place                   Ropes & Gray
          33rd Floor                         One International Place
          Boston, Massachusetts 02108        Boston, Massachusetts 02110
          (617) 316-6027                     (617) 951-7371
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 11, 2000
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             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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---------------------                                   ------------------------
 CUSIP NO.  14744810            SCHEDULE 13D               Page 2 of  8 Pages
---------------------                                   ------------------------

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1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Berkshire Fund V, Limited Partnership
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
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3.        SEC USE ONLY
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4.        SOURCE OF FUNDS
            WC
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Massachusetts
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                            7.     SOLE VOTING POWER
 NUMBER OF                            3,425,357
  SHARES                --------------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
  OWNED BY
    EACH                --------------------------------------------------------
 REPORTING                  9.     SOLE DISPOSITIVE POWER
  PERSON                             3,425,357
   WITH                 --------------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER

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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,425,357
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12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES
          ---------------------------------------------------------------------

          ---------------------------------------------------------------------
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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.07%
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14.       TYPE OF REPORTING PERSON
          PN
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---------------------                                   ------------------------
 CUSIP NO.  14744810            SCHEDULE 13D               Page 3 of  8 Pages
---------------------                                   ------------------------

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1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Berkshire Investors LLC

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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
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3.        SEC USE ONLY
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4.        SOURCE OF FUNDS
            WC
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts
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                            7.     SOLE VOTING POWER
  NUMBER OF                          342,500
   SHARES               --------------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
  OWNED BY
    EACH                --------------------------------------------------------
 REPORTING                  9.     SOLE DISPOSITIVE POWER
   PERSON                            342,500
    WITH                --------------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER

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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          342,500
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12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES
          ----------------------------------------------------------------------

          ----------------------------------------------------------------------
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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.31%
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14.       TYPE OF REPORTING PERSON
          PN
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


Item 1.  SECURITY ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Casella Waste Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 25 Greens Hill Lane, Rutland, Vermont 05701.

Item 2.  IDENTITY AND BACKGROUND.

(a)      NAME

         This Statement is being filed jointly by the following (each a "Reporting Person" and collectively "Reporting Persons"): (1) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V") and (2) Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors").

         Fifth Berkshire Associates LLC, a Massachusetts limited liability company ("Fifth Berkshire") is the General Partner of Fund V. The managing members of Fifth Berkshire are: Bradley M. Bloom, J. Christopher Clifford, Kevin
T. Callaghan, Richard K. Lubin, Carl Ferenbach, Garth H. Greimann, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Berkshire Principals").

         The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)      PRINCIPAL BUSINESS

         The principal business of each of Fund V and Berkshire Investors, is to make investments in, buy, sell, hold, pledge, assign and otherwise deal in securities. The principal business of Fifth Berkshire is to act as general partner of Fund V. The principal occupations of each of the Berkshire Principals is Managing Director of Berkshire Partners LLC, a Massachusetts limited liability company ("Berkshire Partners"). The principal business of Berkshire Partners is to make investments in, buy, sell, hold, pledge, assign and otherwise deal in securities.

(c)      PRINCIPAL ADDRESS

         The following address is the business address of each of the Berkshire Principals and the address of the principal executive offices and principal business of the Reporting Persons, Fifth Berkshire and Berkshire Partners: One Boston Place, 33rd Floor, Boston, Massachusetts 02108 (in the case of the Berkshire Principals, c/o Berkshire Partners).

(d and e) NO CONVICTIONS OR PROCEEDINGS.


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          During the last five years, none of the Reporting Persons, Fifth
Berkshire, Berkshire Principals or Berkshire Partners, nor any of their executive officers, directors, or partners, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  CITIZENSHIP

         Each of the Reporting Persons, Fifth Berkshire and Berkshire Partners is organized under the laws of the Commonwealth of Massachusetts. Each of the Berkshire Principals is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 11, 2000, pursuant to the terms of the Preferred Stock Purchase Agreement, dated as of June 28, 2000 (the "Preferred Stock Purchase Agreement"), by and among the Berkshire Fund V Investment Corp., Berkshire Investors and certain other persons (collectively, the "Purchasers") and the Issuer, (i) Fund V purchased 47,955 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"), currently convertible into 3,425,357 shares of Common Stock, for $47,955,000; (ii) Berkshire Investors purchased 4,795 shares of Series A Preferred Stock, currently convertible into 342,500 shares of Common Stock, for $4,795,000; and (iii) the other Purchasers purchased 3,000 shares of Series A Preferred Stock in the aggregate, currently convertible into 214,286 shares of Common Stock, for an aggregate purchase price of $3,000,000. Berkshire Fund V Investment Corp., an affiliate of Fund V and Fifth Berkshire, facilitated Fund V's purchase of its shares of Series A Preferred Stock by advancing Fund V the purchase price which Fund V will repay with funds from available funds and capital contributions by their partners, representing the ultimate source of the funds.

Item 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock covered by this filing are being held for investment purposes. The Reporting Persons will continue to monitor and evaluate their investment in the Issuer in light of pertinent factors, including without limitation the following: (a) the Issuer's business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to the Reporting Persons. In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may decide (but has no present intention) to (i) dispose of some or all of the shares of Series A Preferred Stock that they beneficially own and/or the shares of Common Stock into which such shares of Series A Preferred Stock are convertible or (ii) acquire additional shares of Common Stock, shares of Series A Preferred Stock or other securities of the Issuer. The Preferred Stock Purchase Agreement permits the Purchasers to acquire additional shares of Common Stock without the prior approval of the Issuer; provided that the Purchasers' beneficial ownership of shares of Common Stock (including shares of Common Stock issuable upon conversion of the Series A Preferred Stock) does not exceed 25% of the outstanding shares of Common Stock (assuming conversion of the Series A Preferred Stock).

         Pursuant to the terms of the Preferred Stock Purchase Agreement, the Issuer filed a Certificate of Designation with the Secretary of State of Delaware, creating the Series A Preferred Stock. Each share of Series A Preferred Stock issued in the transaction described in Item 3 above is convertible, at any time and from time to time, into shares of the Issuer's Class A Common Stock, at an initial conversion price of $14 per share. The conversion price is subject to adjustment if the Issuer (i) subdivides its common stock by effecting a stock split or stock dividend, or (ii) subject to certain exceptions, issues or sells additional shares of common stock or securities convertible into common stock for less than $14 per share. The Series A Preferred Stock accrues preferential dividends daily and on a cumulative basis at an annual rate of five percent (5%) of its liquidation value, as defined in the Preferred Stock Purchase Agreement, payable quarterly in arrears in additional shares of Series A Preferred Stock through August 11, 2003 and thereafter, at the option of the Issuer, in either cash or additional shares of


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Series A Preferred Stock. At any time on or after the occurrence of a change of control and for a period of 30 days thereafter, holders of Series A Preferred Stock will have the right to require the Issuer to redeem all or a portion of their stock at a redemption price equal to its liquidation value. All outstanding shares of Series A Preferred Stock are subject to mandatory redemption by the Issuer on August 11, 2007 pursuant to the terms of the Preferred Stock Purchase Agreement. The holders of the Series A Preferred Stock are entitled to vote, as a class, with holders of common stock on each matter submitted to a vote of the Issuer's stockholders. Each share of Series A Preferred Stock has a number of votes equal to the number of shares of Class A Common Stock issuable upon conversion of a share of Series A Preferred Stock.

         On August 11, 2000, the Issuer also entered into a Registration Rights Agreement with the Purchasers (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, the Issuer has granted the Purchasers certain demand and tag-a-long registration rights with respect to the shares of Common Stock into which the shares of Series A Preferred Stock held by them are convertible.

         Pursuant to the Preferred Stock Purchase Agreement, the Purchasers are entitled to nominate one person who shall be included among the Company's nominees for election to the Board of Directors as the Purchaser Director for so long as they hold at least 20% of the Class A Common Stock issued or issuable upon conversion of the Series A Preferred Stock and, so long as they own at least 20% of the Series A Preferred Stock, the Purchasers shall have the right to designate one person to serve as an observer at meetings of the Board of Directors.

         Except as described above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. As of the date hereof, the Reporting Persons collectively own an aggregate of 3,767,857 shares, or approximately 14.38% of the outstanding shares based on 22,232,698 shares outstanding as of July 21, 2000 as reported by the Issuer on its annual report on Form 10-K filed with the Commission on August 4, 2000 and 3,982,143 shares issued in connection with the transaction described in
Item 4 above. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group. The Berkshire Principals are also the managing members of Berkshire Investors.

         (b) Fund V has sole voting power with respect to 3,425,426 shares of Common Stock and has sole dispositive power with respect to 3,425,426 shares of Common Stock. Fund V is the direct beneficial owner of the 3,425,426 shares of Common Stock over which it has voting and dispositive power.

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         As the sole general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 3,425,357 shares of Common Stock held by Fund V. The filing of this statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V.

         Berkshire Investors has sole voting power with respect to 4,795,000 shares of Common Stock and has sole dispositive power with respect to 4,795,000 shares of Common Stock. Berkshire Investors is the direct beneficial owner of the 4,795,000 shares of Common Stock over which it has voting and dispositive power.

         By virtue of their positions as managing members of Fifth Berkshire and Berkshire Investors, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V and Berkshire Investors. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to the shares beneficially owned by Fund V or Berkshire Investors, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

         (c) In the past 60 days, the Reporting Persons and the Issuer have entered into the following two agreements related to the shares of Common Stock:
(i) the Preferred Stock Purchase Agreement and (ii) the Registration Rights Agreement. The Preferred Stock Purchase Agreement and the Registration Rights Agreement, as well as Fund V's purchase of its shares of Series A Preferred Stock, are described in Item 4 hereof, which is hereby incorporated into this
Item 5 by reference in its entirety.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

           1. Preferred Stock Purchase Agreement, dated as of June 28, 2000, by and among the Purchasers and the Issuer (incorporate by reference to Exhibit
10.1 of the Issuer's Current Report on Form 8-K dated August 18, 2000 and filed with the Commission on August 11, 2000).

           2. Registration Rights Agreement, dated as of August 11, 2000, by and among the Purchasers and the Issuer (incorporate by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K dated August 11, 2000 and filed with the Commission on August 18, 2000).


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                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 18, 2000                BERKSHIRE FUND V, LIMITED PARTNERSHIP

                                       By:  Fifth Berkshire Associates LLC, its
                                            General Partner

                                       By: /s/ D. Randall Peeler
                                           --------------------------------
                                       Name: D. Randall Peeler
                                             ------------------------------
                                       Title: Managing Director
                                              -----------------------------



                                       BERKSHIRE INVESTORS, LLC

                                       By: /s/ D. Randall Peeler
                                           --------------------------------
                                       Name: D. Randall Peeler
                                             ------------------------------
                                       Title: Managing Director
                                              -----------------------------